TORNET

02 MAY -8 AM 10:00

April 26, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

02028878

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet

Postadress
Box 623
182 16 Danderyd

Besöksadress
Karlsrovägen 2 A

Telefon
08-544 905 00

Telefax
08-544 905 30

e-mail
info@tornet.se

Org nr
556256-1208

Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 3.1 million square metres and a book value of approximately SEK 19 billion. More than 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

New proposal for Tornet's board of directors

After discussions with the largest shareholders in Fastighets AB Tornet, the nominations committee has decided to put forward a revised proposal for the board of directors to today's Annual General Meeting.

The following are proposed as members of the board of directors: Göran Ahlström, Göran Collert, Katja Elväng, Lars Gårdö (new), Lars Hansson (new), Sverker Lerheden and Karl-Evert Oskarsson.

The proposal is supported by shareholders with approximately 44 per cent of the total number of shares and votes in Tornet.

Stockholm, 26 April 2002

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08